# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Miami International Holdings, Inc. (the "Issuer"), CIK 0001438472
CUSIP: 59356Q108
Title of class of securities: Common Stock, $0.001 par value per share (the "Common Stock")
Address of issuer's principal executive offices: 7 Roszel Road, Suite 1A, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0002080477
Persons authorized to receive notices and communications: Thomas P. Gallagher, c/o Miami International Holdings, Inc., 7 Roszel Road, Suite 1A, Princeton, New Jersey (NJ), 08540, 6098977300

## Reporting persons
- Thomas P. Gallagher (CIK 0002080477): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), subject company funds (SC); sole voting power 649,101; shared voting power 3,577,356; sole dispositive power 649,101; shared dispositive power 3,577,356; aggregate amount beneficially owned 4,226,457 (5.1% of the class)
- Gallagher Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,577,356; sole dispositive power 0; shared dispositive power 3,577,356; aggregate amount beneficially owned 3,577,356 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share (the "Common Stock")
Name of issuer: Miami International Holdings, Inc. (the "Issuer")
Address of issuer's principal executive offices: 7 Roszel Road, Suite 1A, Princeton, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 1:

(i) Thomas P. Gallagher, an individual resident of the State of New Jersey; and
(ii) Gallagher Investments LLC, a New Jersey limited liability company
Residence or business address: The address for each of the Reporting Persons is c/o Miami International Holdings, Inc. 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540
Present principal occupation or employment:
Mr. Gallagher's principal occupation is Chairman and Chief Executive Officer of the Issuer, and the principal business of Gallagher Investments LLC
("Gallagher Investments") is holding the investments of Mr. Gallagher.
Criminal convictions in the last five years:
During the past five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the past five years neither of the Reporting Persons was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Gallagher acquired the Common Stock beneficially owned by him for cash using personal funds or as compensation for serving as an executive officer, chairman and co-founder of the Issuer.

On August 11, 2025, Mr. Gallagher transferred to Gallagher Investments 1,904,599 shares of Common Stock, 500 shares of Series B Preferred Stock,
135,395 shares of Nonvoting Common Stock, respectively, and options to purchase 1,536,862 shares of Nonvoting Common Stock.

On August 15, 2025, (i) Gallagher Investments received 135,895 shares of the Issuer's Common Stock upon the conversion of 500 shares of Series B
Preferred Stock and 135,395 shares of Nonvoting Common Stock into shares of Common Stock in connection with the Issuer's initial public offering without consideration, and (ii) Mr. Gallagher received 573,963 shares of Common Stock upon the conversion of the Issuer's Nonvoting Common Stock into shares of Common Stock in connection with the Issuer's initial public offering, in each case without consideration.

On August 14, 2025, the trade date, Mr. Gallagher purchased 12,000 shares of Common Stock in the Issuer's initial public offering for cash using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all of their securities for investment purposes only and are being held as a long-term investment. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by them or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Mr. Gallagher is the Chairman and Chief Executive Officer of the Issuer and acquired his securities in that capacity. As a result, Mr. Gallagher may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

The Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 4,226,457 shares of Common Stock as follows: (i) 573,963 shares of Common Stock held by
Mr. Gallagher, (ii) 12,000 shares of Common Stock held by Mr. Gallagher jointly with his spouse, (iii) stock options exercisable for 63,138 shares of Common
Stock held by Mr. Gallagher, which are exercisable within 60 days of the date hereof, (iv) 2,040,494 shares of Common Stock held by Gallagher Investments, and (v) stock options exercisable for 1,536,862 shares of Common Stock held by Gallagher Investments, which are exercisable within 60 days of the date hereof. Mr. Gallagher maintains beneficial ownership, including dispositive and voting control, over Gallagher Investments.

The percentage ownership is based on 80,947,066 shares of Common Stock outstanding at the close of business on August 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Gallagher has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by him and shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of all shares beneficially owned by Gallagher Investments, of which Mr. Gallagher is the Manager.
Transactions in the class effected during the past sixty days:
Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the Chairman and Chief Executive Officer of the Issuer, Mr. Gallagher has in the past and may receive future compensation in the form of Common Stock, options or other securities convertible into Common Stock. The Reporting Persons have entered into agreements with the underwriters of the Issuer's initial public offering pursuant to which the Reporting Persons have agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of common stock for a period of 180 days after the date of the Issuer's initial public offering. There currently are no other contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement dated August 21, 2025 by the Reporting Persons

Exhibit 2. Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement, filed as Exhibit 1.1 to the Issuer's
Registration Statement on Form S-1/A, filed on August 4, 2025 (File No. 333-288767)

## Signatures
- Thomas P. Gallagher: Thomas P. Gallagher, /s/ Thomas P. Gallagher, Individually (08/21/2025)
- Gallagher Investments LLC: Gallagher Investments LLC, /s/ Thomas P. Gallagher, Manager (08/21/2025)